SusGlobal Energy Corp.

200 Davenport Road

Toronto, ON M5R 1J2

December 3, 2024

Via EDGAR (filed as Correspondence)

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Cannarella and Karl Hiller

Re:	SusGlobal Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 000-56024

Dear Mr. Cannarella and Mr. Hiller:

This letter responds to the comment of the staff (the "Staff") of the Securities and Exchange Commission's (the "SEC") Division of Corporation Finance contained in the Staff's letter addressed to Marc Hazout, Chief Executive Officer of SusGlobal Energy Corp. (the "Company"), dated November 21, 2024, regarding the above-referenced filing. For your convenience, we have repeated the Staff's comment before the Company's response below.

Form 10-K for the Fiscal Year ended December 31, 2023

Exhibits and Financial Statement Schedules, page 72

1. We note that you have not filed the certifications required by Rule 13a-14(a) and (b) of Regulation 13A, as referenced in Item 601(b)(31) and (32) of Regulation S-K, notwithstanding the draft material at exhibits 31.1, 31.2, and 31.3, which exclude one certification and duplicate another, all having incomplete dates. Please amend your filing to replace the draft material in the exhibits referenced above with complete dated certifications from your principal executive officer and your principal financial officer to comply with these requirements. The certifications should be dated concurrently with your amendment.

The Company respectfully acknowledges the Staff's comment and notes that the Company plans to file an amendment to its Form 10-K for the fiscal year ended December 31, 2023, with complete dated certifications from the Company's principal executive officer and principal financial officer in compliance with these requirements.

U.S. Securities and Exchange Commission

December 3, 2024

Thank you for your assistance in reviewing this filing.

Sincerely,

/s/ Marc Hazout
Marc Hazout
Executive Chairman, President and Chief Executive Officer SusGlobal Energy Corp. 200 Davenport Road Toronto, ON M5R 1J2